Exhibit 1.01

NETSCOUT SYSTEMS, INC.

Conflict Minerals Report

For the Reporting Period from January 1, 2020 to December 31, 2020

Introduction

This Conflict Minerals Report (“Report”) of NetScout Systems, Inc. (“NETSCOUT” or the “Company”) has been prepared pursuant to Rule 13p-1 (the “Rule”) promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934 for the reporting period January 1, 2020 to December 31, 2020 (the “Reporting Period”).

The Rule requires certain disclosures from public companies that manufacture (or contract to manufacture) products containing certain minerals that are necessary to the functionality or production of their products. These minerals are tin, tungsten, tantalum and gold (“Conflict Minerals”). The Rule focuses on Conflict Minerals from the Democratic Republic of Congo (“DRC”) and nine adjoining countries (together, the “Covered Countries”). If, after conducting a good faith reasonable country-of-origin inquiry (“RCOI”), an issuer has reason to believe that any of the Conflict Minerals in its products may have originated in the Covered Countries, or if it is unable to determine the country of origin of those Conflict Minerals, then the issuer must perform due diligence on the Conflict Minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

This Report relates to the process undertaken for the Company’s products: (i) for which Conflict Minerals are necessary to their functionality or production; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2020. NETSCOUT assures digital business services against disruptions in availability, performance, and security. Our market and technology leadership stems from combining our patented smart data technology with smart analytics. We provide real-time, pervasive visibility, and insights customers need to accelerate and secure their digital transformation. Our approach transforms the way organizations plan, deliver, integrate, test, and deploy services and applications. All of the Company’s hardware products, including our nGenius service assurance products and Arbor security products, are “in scope” for the purposes of the Reporting Period and are referred to in this Report collectively as the “Covered Products.”

Executive Summary

NETSCOUT performed a RCOI on suppliers believed to provide the Company with materials or components containing Conflict Minerals necessary to the functionality or production of NETSCOUT’s products. The Company’s suppliers that responded to its inquiry identified 307 smelters or refiners. Of these 307 smelters or refiners, NETSCOUT identified 41 that were either sourcing, or the Company had reason to believe may be sourcing, from the Covered Countries. The Company’s due diligence review indicated that 33 of these smelters or refiners have been audited under, and are recognized as “conformant” with, the Responsible Minerals Assurance Process assessment protocols (RMAP) of the Responsible Minerals Initiative (RMI). For the remaining eight refiners sourcing from the Covered Countries, the Company undertook a risk mitigation process. Based on the findings of this risk mitigation process, the Company has requested that its suppliers remove each of these eight refiners from its supply chain.

Design of RCOI and Due Diligence

The Company’s RCOI and due diligence measures have been designed to conform, in all material respects, to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Due Diligence Guidance”), consistent with the Company’s position as a downstream company.

Set forth below is a description of the processes followed by the Company in conducting its RCOI and due diligence.

Step 1 – Establish Strong Company Management Systems

Step 1 of the OECD Due Diligence Guidance provides that companies should establish management systems to support execution of their conflict minerals programs. The Company’s management system includes the following elements:

•	Step 1A - Adopt, and clearly communicate to suppliers and the public, a company policy for the supply chain of minerals originating from conflict-affected and high-risk areas.

The Company has established and implemented a Policy on Conflict Minerals (the “Company Policy”) in the Company’s supply chain.

This Company Policy is publicly available via the Company’s website at

http://www.netscout.com/company/about-netscout/corporate-responsibility/conflict-minerals/.

The Company Policy is communicated directly to our tier 1 direct suppliers as part of the Company’s supplier qualification process.

•	Step 1B - Structure internal management to support supply chain due diligence.

The Company has established and maintains an internal, cross-functional team to support supply chain due diligence.

The Company has appointed to the team a member of the senior staff that it believes has the necessary competence, knowledge, and experience to oversee supply chain due diligence.

The Company has applied the resources that it believes are necessary to support the operation and monitoring of these processes, including internal resources and external consulting support.

The team periodically communicates the status of its efforts to senior management.

•	Step 1C - Establish a system of transparency, information collection and control over the supply chain.

The Company implemented a process to collect and retain required supplier and smelter RCOI and due diligence data to support the Company’s Conflict Minerals inquiry and reporting. Details on the Company’s supply chain data gathering are included in the RCOI and Due Diligence sections of this Report.

•	Step 1D - Strengthen company engagement with suppliers.

The Company directly engaged suppliers during the RCOI process via email.

The Company reviewed supplier responses as part of the RCOI process and due diligence.

The Company has added requirements for conflict minerals compliance to new supplier contracts and the Company’s supplier code of conduct.

The Company implemented a plan to improve the quantity and quality of supplier and smelter/refiner responses year-over-year.

•	Step 1E - Establish a company and/or mine level grievance mechanism.

The Company’s ethics violations reporting system allows employees and third parties to raise, confidentially, concerns with any violations of the Company Policy.

Step 2 – Identify and Assess Risk in the Supply Chain

Reasonable Country of Origin Inquiry (RCOI)

The Company has conducted a good faith reasonable country of origin inquiry regarding its Conflict Minerals. This good faith RCOI was reasonably designed to determine whether any of the Conflict Minerals that were necessary to the functionality or production of its products originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The Company designed its RCOI process to conform, in all material respects, to the OECD Due Diligence Guidance, consistent with the Company’s position as a downstream company.

To identify suppliers and smelters and refiners in its Conflict Minerals supply chain, the Company performed the following activities:

•	developed a list of the Company’s suppliers providing components that contained Conflict Minerals;

•

contacted each supplier and requested that it complete the industry standard Conflict Minerals Reporting Template (“CMRT”) developed by the RMI, including smelter and refiner information. The Company received current, completed CMRT forms from 80% of the suppliers contacted;

•	reviewed supplier responses for accuracy and completeness;

•

amalgamated supplier-identified smelters and refiners into a single list of unique smelters and refiners meeting the definition of a smelter (or refiner) under one of three industry-recognized audit protocols; and

•	reviewed the final smelter and refiner list (and compared it to industry peers).

The Company’s suppliers that responded to its inquiry identified 307 unique smelters and refiners that were potentially in the Company’s supply chain.

Nearly all the CMRTs completed by the Company’s suppliers included data only at the company level (with information applicable to all of the components and materials furnished by the respective suppliers) and did not specify which smelters or refiners or countries of origin were the source of necessary Conflict Minerals in the particular parts actually furnished to the Company. In other words, almost none of the Company’s suppliers represented to the Company that Conflict Minerals from the smelters and refiners they listed in their CMRTs had actually been included in the particular parts or types of parts they supplied to the Company. As a result, the Company could not reasonably identify which smelters or refiners were used for processing the Conflict Minerals in the particular parts supplied for use in the Covered Products.

Due Diligence

The Company’s Due Diligence Process

The Company’s supply chain with respect to its products is complex, and its manufacturing process is significantly removed from the mining, smelting and refining of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of the Conflict Minerals. Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals and, therefore, has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain. However, tracing these minerals to their sources is a challenge that requires the Company to rely on its suppliers in its efforts to achieve supply chain transparency, including obtaining information regarding the origin of the Conflict Minerals. The information provided by suppliers may be inaccurate or incomplete or subject to other irregularities. In addition, because of the Company’s location within the supply chain in relation to the actual extraction and transport of Conflict Minerals, its ability to verify the accuracy of information reported by suppliers is limited.

Description of Due Diligence Measures Performed

The Company’s due diligence measures performed with respect to the Covered Products included the following:

Smelter/Refiner RCOI and Due Diligence

To conduct its smelter/refiner RCOI and due diligence, the Company engaged a third-party service provider and also relied on the results of industry-driven programs for the conduct of smelter/refiner audits, assessments and spot checks. The Company’s smelter/refiner RCOI and due diligence processes were designed, consistent with the Company’s position as a downstream company, to:

•	identify the scope of the risk assessment of the mineral supply chain (OECD Step 2B);

•

indirectly by reference to industry-driven programs, assess whether the smelters/refiners have carried out all elements of due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas (OECD Step 2C); and

•	indirectly by reference to industry-driven programs, where necessary, carry out joint spot checks at the mineral smelter/refiner’s own facilities (OECD Step 2D).

For each smelter and refiner identified in the Company’s supply chain, the Company’s third-party service provider attempted to determine if the smelter sources from any of the covered countries by looking for answers to the following two (2) questions:

1.

Does the smelter or refiner source Conflict Minerals from any of the following countries: The Democratic Republic of the Congo, Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, Angola, or the Republic of Congo?

2.	Does the smelter or refiner source Conflict Minerals from only recycled sources?

If the smelter or refiner has answers to these questions available on their website in the form of a conflict minerals policy, or a description of their operations; or the answers are available from the RMI, TI-CMC, ITSCI or other relevant industry group, these answers are deemed acceptable. If not, then the service provider attempted to engage the smelter or refiner directly via telephone and/or email to determine whether or not the smelter or refiner sourced from the Covered Countries.

For smelters and refiners that declared directly or through their relevant industry association that they did not source from the Covered Countries, but were not validated as conformant to the RMAP, the Company’s service provider reviewed publicly available information to determine if there was any evidence contrary to the smelter’s or refiner’s declaration. The sources reviewed included the following:

•	Publicly available information about the facility relating to each of the covered countries

•	Specific non-governmental organization publications, including the following:

•	Enough Project

•	Global Witness

•	Southern Africa Resource Watch

•	Radio Okapi

•	The most recent UN Group of Experts report on the DRC

For smelters and refiners that did not respond to direct engagement by our third-party service provider, the Company reviewed publicly available sources and specific non-governmental organization publications (as described above) to determine if there was any reason to believe that the smelter or refiner may have sourced Conflict Minerals from the Covered Countries for components in Covered Products the manufacture of which was completed during the reporting period. Where the Company identified high-risk smelters and refiners, that is, smelters and refiners that were known to be sourcing from, or that the Company had reason to believe may have been sourcing from, the Covered Countries, the Company considered the risk effectively mitigated if the smelter or refiner had been audited and recognized as conformant with the RMAP protocols.

Step 3 – Design and Implement a Strategy to Respond to Identified Risks

For high-risk smelters and refiners that have not been audited and recognized as conformant with the RMAP protocols, the Company communicated the risk to a designated member of senior management (OECD Step 3A) and sought to mitigate risks associated with these smelters and refiners as described below.

The Company’s suppliers that responded to its inquiry identified 307 smelters or refiners. Of these, the Company identified 41 that either sourced, or the Company had reason to believe may have sourced, from the Covered Countries. The Company determined that 33 of these 41 smelters or refiners have been audited and recognized as conformant with the RMAP protocols. The Company then sought to mitigate the risk associated with the remaining eight identified smelters or refiners.

Risk Mitigation

The Company engaged in a risk mitigation process regarding the eight smelters or refiners that were not recognized as conformant with the RMAP protocols and were known to be sourcing, or that the Company had reason to believe may be sourcing, from the Covered Countries. The Company’s risk mitigation efforts were reported by its internal Conflict Minerals team to the Company’s management in accordance with Step 3A of the OECD Due Diligence Guidance. The Company’s risk mitigation process included the following activities:

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additional risk assessment performed on the Company’s behalf by the third-party service provider to determine if there was any reason to believe the smelter or refiner directly or indirectly financed or benefited armed groups in the Covered Countries;

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verifying with internal stakeholders and relevant suppliers whether Conflict Minerals from the specific smelter or refiner were actually in the Company’s supply chain for the Covered Products the manufacture of which was completed in the Reporting Period; and

•

engagement by the Company’s third-party service provider, via email and/or telephone, with each high-risk smelter or refiner to verify risk and to encourage the smelter or refiner to become conflict free.

The Company has decided to request the removal from its supply chain of smelters and refiners subject to the Company’s risk mitigation process if the Company found reason to believe they were directly or indirectly financing or benefitting armed groups in the Covered Countries. The Company’s risk mitigation process was designed to conform to the OECD Due Diligence Guidance, consistent with the Company’s position as a downstream company.

Risk mitigation was required for the following eight refiners verified by suppliers likely to be in the Company’s supply chain:

Gold Refiner – Uganda

•	Recent reports have continued allegations that this refiner and its owner are linked to gold smuggled from the DRC.

•

There is no third-party confirmation of the refiner’s sourcing practices. The final UN Group of Expert Report on DRC for 2019 indicates that this refiner continues to refuse to present any supplier information.

•	The Company has requested that its suppliers remove this refiner from the supply chain.

Gold Refiner – United Arab Emirates (UAE)

•	The UN Group of Experts has consistently noted that the UAE is the destination of conflict gold from the DRC through Rwanda and Uganda.

•

Because this refiner has not successfully completed a third-party audit demonstrating that it conforms to the OECD Due Diligence Guidance, the Company has been unable to conclude that its sourcing is conflict-free.

•	The Company has requested that its suppliers remove this refiner from the supply chain.

Gold Refiner – Zimbabwe

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Zimbabwe does not have adequate capability to track the gold mined within its borders and how it makes its way from mine to refinery. This lack of transparency casts doubts on the legitimacy of gold refined by this refiner.

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Although there is not any clear evidence that it is benefiting or financing the armed groups in the region, the risk will remain until its program is audited by a recognized industry audit program, such as the RMAP.

•	The Company has requested that its suppliers remove this refiner from the supply chain.

Gold Refiner – United Arab Emirates (UAE)

•	The UN Group of Experts has consistently noted that the UAE is the destination of conflict gold from the DRC through Rwanda and Uganda.

•

Although there are no allegations connecting this refiner to conflict minerals from the armed groups, because this refiner has not successfully completed a third-party audit demonstrating that it conforms to the OECD Due Diligence Guidance, the Company has been unable to conclude that its sourcing is conflict-free.

•	The Company has requested that its suppliers remove this refiner from the supply chain.

Gold Refiner – United Arab Emirates (UAE)

•	The UN Group of Experts has consistently noted that the UAE is the destination of conflict gold from the DRC through Rwanda and Uganda.

•

Although there are no allegations connecting this refiner to conflict minerals from the armed groups, because this refiner has not successfully completed a third-party audit demonstrating that it conforms to the OECD Due Diligence Guidance, the Company has been unable to conclude that its sourcing is conflict-free.

•	The Company has requested that its suppliers remove this refiner from the supply chain.

Gold Refiner – United Arab Emirates (UAE)

•	The UN Group of Experts has consistently noted that the UAE is the destination of conflict gold from the DRC through Rwanda and Uganda.

•

Although there are no new allegations against this refiner, because this refiner has not successfully completed a third-party audit demonstrating that it conforms to the OECD Due Diligence Guidance, the Company has been unable to conclude that its sourcing is conflict-free.

•	The Company has requested that its suppliers remove this refiner from the supply chain.

Gold Refiner – Sudan

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Data suggests that Sudan is a hub for gold smuggling. This, combined with the proximity of Sudan to the Covered Countries and corruption of the Sudanese state, means the possibility of conflict gold entering the supply chain cannot be eliminated.

•	The Company has requested that its suppliers remove this refiner from the supply chain.

Gold Refiner – Belgium

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Because a part owner of this refinery has been linked to sourcing gold illegally from the DRC in association with the refiner in Uganda listed above, there is reason to believe that this refiner may be sourcing from the Covered Countries.

•

This refiner has not successfully completed a third-part audit confirming its sourcing practices. Although the organization’s website refers to a “Supply Chain Policy,” the document is not made available.

•	The Company has requested that its suppliers remove this refiner from the supply chain.

Step 4 - Carry Out Independent Third-Party Audit of Supply Chain

The Company does not have any direct relationships with smelters or refiners that process Conflict Minerals, and it does not perform or direct audits of these entities within its supply chain. As an alternative, the Company has relied upon information collected and provided by independent third-party audit programs, such as the RMAP.

Step 5 - Report Annually on Supply Chain Due Diligence

The Company expects to report annually, as required by the Rule, and has posted this Report on its website.

Improvement Plan

The Company is taking and expects to continue to take the following steps to improve the due diligence conducted to further mitigate risk that the Conflict Minerals in the Company’s products could directly or indirectly benefit or finance armed groups in the Covered Countries:

a.	Including a conflict minerals clause in all new and renewing supplier contracts;

b.	Continuing to drive the Company’s suppliers to obtain current, accurate and complete information, including in particular, product-level information, about the smelters in their supply chains;

c.	Encouraging suppliers to implement responsible sourcing, including encouraging their smelters and refiners to submit to audits by and to become conformant with the RMAP assessment protocols;

d.	Following up in 2021 on refiners requiring risk mitigation, including verification that the refiners that the Company sought to have removed from its supply chain were removed.

Smelters and Refiners

As noted above, nearly all the CMRTs received by the Company have included data only at the suppliers’ company level (with information applicable to all of the parts furnished by the respective supplier to all customers) and do not specify which smelters or refiners were the source of Conflict Minerals in the particular parts supplied to the Company. As a result, the Company could not reliably identify the smelters or refiners used for processing the Conflict Minerals actually included in the particular parts supplied for use in the Company’s Covered Products.

Countries of Origin of Conflict Minerals

Based on the information obtained pursuant to the due diligence process, the Company does not have sufficient information with respect to its products to determine the country of origin of all of the Conflict Minerals in the products; however, based on the information that has been obtained, the Company reasonably believes that forty-two of the smelters and refiners source, or there is reason to believe they source from one or more of the following Covered Countries: The Democratic Republic of the Congo, Burundi, Central African Republic, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

Efforts to Identify Mine of Origin

The Company has undertaken the following efforts to identify the specific mine or location of origin of the Conflict Minerals within the above-referenced countries of origin: the Company has undertaken the RCOI and due diligence process described above and continues to follow up with its suppliers to gather additional details and information.

Cautionary Note on Forward-Looking Statements

Forward-looking statements in this Report are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Investors are cautioned that statements in this Report that are not strictly historical statements, including without limitation, the Company’s intentions and expectations regarding further supplier engagement, due diligence and risk mitigation efforts and strategy, constitute forward-looking statements that involve risks and uncertainties. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” variations of these words, and similar expressions are intended to identify such forward-looking statements. Actual results could differ materially from the forward-looking statements. Risks and uncertainties that could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for Conflict Minerals (including the possibility of inaccurate information, fraud and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others.